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                          August 12, 2021

       Jeffery J. Crivello
       Chief Executive Officer
       BBQ Holdings, Inc.
       12701 Whitewater Drive, Suite 200
       Minnetonka, MN 55343

                                                        Re: BBQ Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2021
                                                            File No. 333-258481

       Dear Mr. Crivello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services